UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30520 / May 14, 2013

In the Matter of   :
  :
JPMORGAN CHASE & CO.   :
CHASE CO-INVEST JUNE 2000 PARTNERS, LP   :
CHASE CO-INVEST MARCH 2000 PARTNERS, LP   :
J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 A-2, LP   :
J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 B-2, L.P.   :
J.P.MORGAN CHASE CO-INVEST PARTNERS 2002, LP   :
J.P.MORGAN CHASE CO-INVEST PARTNERS 2003, LP   :
J.P.MORGAN CHASE CO-INVEST PARTNERS 2004, LP   :
SIXTY WALL STREET FUND, L.P.   :
522 FIFTH AVENUE FUND, L.P.   :
OEP II CO-INVESTORS, L.P.   :
OEP III CO-INVESTORS, L.P.   :
HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P.   :
THE BSC EMPLOYEE FUND, L.P.   :
THE BSC EMPLOYEE FUND II, L.P.   :
THE BSC EMPLOYEE FUND III, L.P.   :
THE BSC EMPLOYEE FUND IV, L.P.   :
THE BSC EMPLOYEE FUND V, L.P.   :
THE BSC EMPLOYEE FUND VI, L.P.   :
THE BSC EMPLOYEE FUND VII, L.P.   :
THE BSC EMPLOYEE FUND VIII (CAYMAN), L.P.   :
BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.   :
  :
270 Park Avenue   :
New York, NY 10017   :
  :
(813-370)   :
  :

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

JPMorgan Chase & Co., Chase Co-Invest June 2000 Partners, LP, Chase Co-Invest March 2000 Partners, LP, J.P.Morgan Chase Co-Invest Partners 2001 A-2, LP, J.P.Morgan Chase Co-Invest Partners 2001 B-2, L.P., J.P.Morgan Chase Co-Invest Partners 2002, LP, J.P.Morgan Chase Co-Invest Partners 2003, LP, J.P.Morgan Chase Co-Invest Partners 2004, LP, Sixty Wall Street Fund, L.P., 522 Fifth Avenue Fund, L.P., OEP II Co-Investors, L.P., OEP III Co-Investors, L.P., Hambrecht & Quist Employee Venture Fund, L.P., The BSC Employee Fund, L.P., The BSC

Employee Fund II, L.P., The BSC Employee Fund III, L.P., The BSC Employee Fund IV, L.P., The BSC Employee Fund V, L.P., The BSC Employee Fund VI, L.P., The BSC Employee Fund VII, L.P., The BSC Employee Fund VIII (Cayman), L.P., and Bear Stearns Health Innoventures Employee Fund, L.P. filed an application on February 8, 2008, and amended on May 29, 2008, October 29, 2008, April 8, 2011, July 24, 2012, January 18, 2013, and May 10, 2013, requesting an order to amend prior orders under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except section 9, and sections 36 through 53, and the rules and regulations thereunder. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

On April 16, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30465). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by JPMorgan Chase & Co., et al. (File No. 813-370), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Kevin M. O'Neill
                              Deputy Secretary